Form 45-103F4 Report of Exempt Distribution

Issuer information

1.

ALMADEN MINERALS LTD.

1103 – 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was August 16, 2004

4.

For each security distributed:

(a)

270,000 Flow-Through Common Shares and 27,000 Broker Warrants.

(b)

270,000 flow-through common shares at a price of $2.25 per share, and 27,000 non-flow-through broker warrants with each warrant granting the right to purchase one additional common share at a price of $2.25 per warrant share at any time on or before the first business date that is one year after the Closing Date.

5. See Schedule “A”.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where Purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$2.25	$30,375.00
Ontario	$2.25	$577,125.00
Total dollar value of distribution all jurisdictions (Canadian $)	$607,500.00

Commissions and finder’s fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Dundee Securities Corporation. 4th floor, 20 Queen Street Toronto, ON M5H 3R3	27,000 Warrants $42,525.00 cash	MI 45-103 (5.1)	$2.25

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:

August 19, 2004

ALMADEN MINERALS LTD.

Name of issuer or vendor (please print)

Morgan Poliquin – Director

position of person signing

“Morgan Poliquin”

Signature

Schedule “A”

Full name and residential address of purchasers	Number and type of securities	Total purchase price (Canadian $)	Exemption relied on
Maxima Investment Management Ltd. 390 – 2025 West 42nd Ave Vancouver, B.C. V6M 2B5	13,500 flow-through common shares	$30,375.00	45-103 (5.1)